

March 29, 2007

via U.S. Mail

Mr. Gerald L. Jensen
President and Chairman of the Board
Croff Enterprises, Inc.
3773 Cherry Creek Drive North #1025
Denver, Colorado 80209

>   **Re: Croff Enterprises, Inc.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 20, 2007**
>   **File No. 1-16731**

Dear Mr. Jensen:

We have limited our review of the above filing to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Preliminary Proxy Statement on Schedule 14A

General

1.   Please consider adding an introductory page or letter that clearly explains, similar to the enumeration starting on page 11, each item being voted upon by the shareholders.

2.   We note your response to prior comment 2 and we reissue it in part. It appears you still have not provided a full material description of each item. For instance, please disclose whether you have any current plans, proposals or arrangements to

issue any of the additional authorized common shares. If so, please disclose and if not, please state that you have no such plans, proposals or arrangements written or otherwise at this time. We note your revised disclosure that you have no present intent to issue the authorized preferred "A" shares as part of the share exchange transactions or otherwise, but it remains unclear whether this also holds true for the additional authorized common shares.

Further, in this regard, please also disclose the potential effects of each item. For example, it appears the increase in authorized shares may have possible dilution and anti-takeover effects. Please revise accordingly. We may have further comment.

3.   We note your response to prior comment 4. Please also disclose the principal shareholders' plans for the oil and gas assets after the transfer of those assets is complete pursuant to the exchange agreement.

        Further, in this regard, our prior comment asking you to remove all inappropriate disclaimers regarding the overall fairness of the transaction also pertains to statements regarding the reasonableness of the transaction or other similar description. Please revise accordingly. We may have further comment.

Executive Compensation, page 17

4.   We note your response to prior comment 7 and we reissue it. Please provide all of the disclosure pursuant to the new requirements for Items 401, 402, and 407 of Regulation S-K that went into effect on November 7, 2006. See Release No. 34-54302A (Nov. 7, 2006) for additional guidance. This is available at the following site: http://www.sec.gov/rules/final/2006/33-8732a.pdf.

Certain Relationships and Related Transactions, page 23

5.   Please clarify who is responsible for approving related party transactions. Describe the policies and procedures for the review, approval or ratification of transactions with related persons that are reportable under Item 404(a) of Regulation S-K. The description must include the material features of these policies and procedures that are necessary to understand them.

        Further, in this regard, identify any transactions required to be reported pursuant to Item 404(a) of Regulation S-K where the policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed. Finally, to the extent that no such procedures or policies were in place at the time of the referenced transactions, revise to make this clear. See 404(b) of Regulation S-K.

Matters Subject to Shareholder Vote, page 27

Exchange Agreement and Related Acquisition Terms, page 27

6.   We note your response to prior comment 8 and reissue it. You continue to bundle the related acquisition terms with the exchange agreement. When proposals are required to be set out separately on the form of proxy, the disclosure in the proxy statement about each proposal should be presented separately under appropriate headings. Please unbundle each proposal by providing a separate heading for each. See Rule 14a-5(a) and the Division of Corporation Finance's September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3)).

7.   We note your response to prior comment 9, but we reissue the comment. Although Instruction 3 to Item 14 of Schedule 14A does not require certain disclosure for transactions in which the consideration offered to security holders consists wholly of securities exempt from registration under the Securities Act of 1933 or a combination of exempt securities and cash, there remains other disclosure that you must still provide pursuant to Item 14, such as a Summary Term Sheet. Please revise accordingly. We may have further comment.

Background of and Purposes for Transaction, page 30

8.   Provide a more detailed description of the merger background. You state that "Mr. Gerald L. Jensen, and to a lesser degree other members of the board, at various times sought and presented various merger or reorganization opportunities which were duly considered by the company, but were, for various reasons, never closed." Please identify any meeting that occurred and the participants, as well as the topic discussed and the substance of those discussions. For example, please:

- specify the dates for any meetings, discussions or negotiations in the early stages of reorganization opportunities,

- discuss the details of the proposals made by any other potential merger parties and why they were unfavorable,

- provide a brief description of the types of "questions" asked during meetings or discussions with any financial advisors,

- clarify the nature of any material, non-public information provided to third parties during these negotiations and provide us with copies of such.

The above examples and additional comments which follow on specific meetings should not be viewed as exhaustive on this matter.

9.   We note that there were extended negotiations between the principals and legal counsel for both Croff and the TRBT group during the period of approximately December, 2005 to December 12, 2006 culminating in the entry of the share

exchange agreement. Discuss the substance and timing of all material offers and counteroffers during the course of these negotiations. For example, address the negotiation of the following items:

- the type and amount of merger consideration;
- the transaction structure;
- the deal protection provisions;
- the ancillary shareholder and voting agreements;
- the exchange ratio; and
- the final percentage each company's stockholders would own post-merger.

10. Summarize in the proxy statement / prospectus all material non-public information, including projections and potential synergies, exchanged among and relied upon by the parties. Also provide us with copies of the materials exchanged.

11. We note your response to prior comment 10, but we reissue it in part. Pursuant to Note D of Schedule 14A, please specifically identify the Stock Exchange Agreement in your statement on the last page of the proxy statement as to which documents, or portions of documents, are incorporated by reference.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jason Wynn at (202) 551-3756 or, in his absence, me, at (202) 551-3611 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Wynn

        via facsimile
        Julian D. Jensen, Esq.
        (801) 521-3731